UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

            FOR PERIOD ENDED: January 31, 2005
                              ----------------

            | | Transition Report on Form 10-K
            | | Transition Report on Form 20-F
            | | Transition Report on Form 11-K
            | | Transition Report on Form 10-Q
            | | Transition Report on Form N-SAR
            For the Transition Period Ended: ________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CANWEST PETROLEUM CORPORATION
-----------------------------
Full Name of Registrant

URANIUM POWER CORPORATION
-------------------------
Former Name if Applicable

206 - 475 Howe Street
---------------------
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 2B3
-------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

|X|     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |     (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is short-staffed and could not compile its financial information in a timely manner in order to allow management to complete a review of the financial statements by the deadline.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Theresa M. Mehringer, Esq.       (303)           796-2626
            --------------------------       -----           --------
                     (Name)               (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | X | Yes | | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment 1.

                          CANWEST PETROLEUM CORPORATION
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005                        By: /s/ Thornton J. Donaldson
                                                -------------------------
                                                Thornton J. Donaldson,
                                                President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 ATTACHMENT 1 TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

The Company wrote off its investment in resource properties, which comprised significantly all of the Company's assets, as of April 30, 2003. For the period ended January 31, 2004, the Company had substantially fewer operations, and therefore a substantially lower net loss for the period. Since that time the Company has changed its business plan and its operations for the period ended January 31, 2005 are substantially greater than the corresponding period in 2004. This resulted in a net loss for the nine months ended January 31, 2005 of approximately three times greater than the net loss for the same nine month period in 2004.

                                      -3-